Exhibit (e)(14)

IN THE SUPERIOR COURT OF FULTON COUNTY, GEORGIA

136 Pryor Street, Room C-103, Atlanta, Georgia 30303

SUMMONS

JEREMY ALBER, Individually and on Behalf of	) ) ) ) ) ) ) ) ) ) ) )
All Others Similarly Situated,
Plaintiff,		Civil Action No. 2012CV210222
vs.
INHIBITEX, INC., M. JAMES BARRETT, Ph.D.,		DIRECT SHAREHOLDER CLASS ACTION COMPLAINT
RUSSELL M. MEDFORD, M.D., Ph.D.,
A. KEITH WILLARD, GABRIELE M. CERRONE,
RUSSELL H. PLUMB, MICHAEL A. HENOS,		DEMAND FOR JURY TRIAL
MARC L. PREMINGER, FSA, MAAA, and
CHRISTOPHER McGUIGAN, M.SC, Ph.D.,
Defendants,		NOTICE OF INTENT TO INVOKE DELAWARE SUBSTANTIVE LAW PURSUANT TO O.C.G.A. § 9-1l-43(c)

TO DEFENDANT:	Russell H. Plumb 1129 Topaz Way Marietta, GA 30068

You are hereby summoned and required to file with the Clerk of said Court and serve upon plaintiff’s attorney, whose name and address is:

John C. Herman; Peter M. Jones

Robbins Geller Rudman & Dowd LLP

3424 Peachtree Road, N.E., Suite 1650

Atlanta, GA 30326

An Answer to the complaint which is herewith served upon you, within 30 days after service of this summons upon you, exclusive of the day of service. IF YOU FAIL TO DO SO, JUDGMENT BY DEFAULT WILL BE TAKEN AGAINST YOU FOR THE RELIEF DEMANDED IN THE COMPLAINT.

This 12 day of January, 2012.

Honorable Cathelene “Tina” Robinson Clerk of the Superior Court

By:
Deputy Clerk

To defendant upon whom this petition is served:

This copy of complaint and summons was served upon you                     , 2012.

Deputy Sheriff

IN THE SUPERIOR COURT OF FULTON COUNTY

STATE OF GEORGIA

JEREMY ALBER, Individually and on Behalf of All Others Similarly Situated,	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No

Plaintiff,
DIRECT SHAREHOLDER CLASS ACTION COMPLAINT
vs.

INHIBITEX, INC., M. JAMES BARRETT, PH.D., RUSSELL M. MEDFORD, M.D., PH.D., A. KEITH WILLARD, GABRIELE M. CERRONE, RUSSELL H. PLUMB, MICHAEL A. HENOS, MARC L. PREMINGER, FSA, MAAA, and CHRISTOPHER MCGUIGAN, M.SC., PH.D,

JURY DEMAND

NOTICE OF INTENT TO INVOKE DELAWARE SUBSTANTIVE LAW PURSUANT TO OCGA § 9-11-43(c)
Defendant,
)
)

Plaintiff Jeremy Alber (“Plaintiff”) individually and as a class action on behalf of all others similarly situated, brings this direct shareholder class action for breach of fiduciary duties against the herein-named Defendants in connection with the Takeover of Inhibitex, Inc. (“Inhibitex” or the “Company”) by Bristol-Myers Squibb Company (“Bristol-Myers”), and upon information and belief, alleges as follows:

PARTIES

1. Plaintiff is and has been at all material times a shareholder of Inhibitex common stock.

2. Inhibitex is a Delaware corporation with its principal place of business located at 9005 Westside Parkway, Alpharetta, Georgia, 30009. According to the Company’s November 8,

2011 quarterly report, there were over 78 million shares of the Company’s common stock as of November 3, 2011. These shares are held by hundreds, if not thousands, of beneficial holders. Inhibitex is publicly traded on the NASDAQ stock exchange under the ticker “INHX.”

3. Defendant M. James Barrett, Ph.D., is and has been a director of Inhibitex at all material times.

4. Defendant Russell M. Medford, M.D., Ph.D., is and has been a director of Inhibitex at all material times.

5. Defendant A. Keith Willard is and has been a director of Inhibitex at all material times.

6. Defendant Gabriele M. Cerrone is and has been a director of Inhibitex at all material times.

7. Defendant Russell H. Plumb is and has been a director of Inhibitex at all material times.

8. Defendant Michael A. Henos is and has been a director of Inhibitex at all material times.

9. Defendant Marc L. Preminger, FSA, MAAA, is and has been a director of Inhibitex at all material times.

10. Defendant Christopher McGuigan, M.Sc, Ph.D, is and has been a director of Inhibitex at all material times.

11. All of the defendants identified above as directors of Inhibitex are collectively referred to herein for ease of reference as the “Board” or the “Individual Defendants.”

JURISDICTION AND VENUE

12. This Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this county, or has sufficient minimum contacts with Georgia so as to render the exercise of jurisdiction by the Georgia courts permissible under traditional notions of fair play and substantial justice.

13. Venue is proper in this Court because one or more of the Defendants either resides in or maintains executive offices in this county, a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein, occurred in this county, and Defendants have received substantial compensation in this county by doing business here and engaging in numerous activities that had an effect in this county.

SUBSTANTIVE ALLEGATIONS

The Company’s Stockholders Are Poised to Reap Substantial Earnings

14. Inhibitex is a biopharmaceutical company focused on the development of differentiated anti-infective products to prevent or treat serious infections. The Company’s research and development efforts are focused on oral, small molecule compounds to treat viral infections, and in particular, chronic infections caused by Hepatitis C Virus and herpes zoster, which is caused by the varicella zoster virus. The Company’s anti-infective product candidates include INX-189, HCV Nucleotide Polymerase Inhibitors, FV-100, Staphylococcal Vaccines, and Aurexis.

[Remainder of Page Left Blank Intentionally]

15. Over the recent years, the Company has performed well for its shareholders, steadily climbing out of the global recession:

16. With several new products in development, Inhibitex is about to embark on the substantial industry growth predicted by analysts.1 The Company’s recent reports bear this out in plain English.

17. On November 29, 2011, the Company reported promising clinical and corporate developments:

Significant Antiviral Synergy Observed with Once-Daily Administration of

100 mg INX-189 in Combination with Ribavirin

Expansion of Ongoing Phase lb Extension Trial Planned

$20 Million Financing Completed Through At-the-Market Financing Vehicle

ATLANTA, GA – November 29, 2011 — Inhibitex, Inc. (NASDAQ:INHX, the “Company”) today announced several recent clinical and corporate developments,

[1]	http://investing.money.msn.com/investments/eamings-estimates?symbol=US%3aINHX (last visited January 9, 2012).

including top-line safety and antiviral data from its ongoing clinical trial designed to evaluate additional doses of INX-189, an oral nucleotide polymerase inhibitor being developed to treat chronic infections caused by hepatitis C virus (HCV), administered as monotherapy or in combination with ribavirin (RBV) for seven days.

“We believe the significant increase in antiviral activity demonstrated with 100 mg INX-189 in combination with RBV, as compared to 100 mg INX-189 dosed as monotherapy, further confirms the antiviral synergy between INX-189 and RBV that we have consistently observed in preclinical and clinical results to-date,” stated Dr. Joseph Patti, Senior Vice President and CSO of Inhibitex, Inc. “We look forward to further exploring this antiviral synergy with 200 mg of INX-189 and expanding the scope of our ongoing and planned Phase 2 clinical trials to include interferon-free combinations of INX-189 with other antiviral agents in HCV genotype 1, 2, and 3 patients in 2012.”

Recent Corporate Developments

INX-189 for Chronic Hepatitis C – The Company today reported top-line safety and antiviral data from an ongoing Phase lb extension trial of INX-189, which is designed to further evaluate the safety, tolerability, pharmacokinetics and antiviral activity of various doses of INX-189, administered as monotherapy or in combination with RBV, for seven days in treatment-naive patients infected with chronic HCV genotype 1. In the ongoing trial, 100 mg INX-189, dosed once-daily for seven days in combination with RBV, continued to demonstrate potent and dose-dependent synergistic antiviral activity with a median HCV RNA reduction from baseline of-3.79 log10 IU/mL. Further, 100 mg INX-189 in combination with RBV was well tolerated and there were no serious adverse events. For comparison purposes, in a clinical trial completed earlier this year, 100 mg INX-189 dosed as monotherapy once-daily for seven days resulted in a median -2.53 log10 IU/mL reduction in HCV RNA levels. In this same clinical trial, the Company also reported antiviral data indicating that INX-189, when dosed once-daily at 9 and 25 mg in combination with RBV for seven days, demonstrated dose-dependent, synergistic antiviral activity.

The Company also reported today that, subject to regulatory review, it plans to further expand its ongoing Phase 1b extension trial to evaluate once-daily doses of 200 mg INX-189 in combination with RBV; 300 mg INX-189 as monotherapy; and 200 mg INX-005 (a single isomer of INX-189) as monotherapy, respectively, for seven days. The Company anticipates that the Phase lb extension trial will be completed in the first quarter of 2012.

Additionally, the Company reported that it plans to submit a protocol amendment this quarter to its ongoing Phase 2 study in genotype 2 and 3 HCV-infected patients to include the evaluation of 100 mg and 200 mg of INX-189 dosed once-daily in combination with RBV for 12 weeks.

Financing Activity – The Company reported today that it had recently sold a total of 1,949,015 shares of common stock at an average price per share of $10.25 for total gross proceeds of $19,983,396 through its at-the-market (ATM) financing vehicle. The Company entered into a $20 million ATM financing arrangement with McNicoll, Lewis & Vlak LLC (MLV) in November 2010, which provides it the opportunity to sell registered shares into the open market through MLV from time-to-time under its effective shelf registration. After commissions, the Company received $19,383,274 in net proceeds. The intended use of the net proceeds is to support the expansion of the Company’s planned Phase 2 program for INX-189 in 2012 and for general corporate purposes.

18. Likewise, on September 19, 2011, the Company boasted other developments in its expanding product line:

INHIBITEX COMMENCES DOSING OF PHASE 2 CLINICAL TRIAL OF

INX-189 IN HCV INFECTED GENOTYPE 2/3 PATIENTS

- Phase lb Extension Trial in HCV-Infected Genotype 1 Patients to Evaluate

Higher Doses of INX-189 Also Initiated -

ATLANTA, Georgia – September 19, 2011 – Inhibitex, Inc. (Nasdaq: INHX), announced today that it has recently commenced dosing in a 90-patient randomized, placebo controlled, treatment guided, Phase 2 clinical trial to evaluate the safety, tolerability and antiviral activity of INX-189 in combination with pegylated interferon and ribavirin in chronic HCV-infected genotype 2 and 3 treatment naive patients. The trial is designed to evaluate three once-daily doses of INX-189 (25 mg, 50 mg and 100 mg) administered in combination with pegylated interferon and ribavirin for 12 weeks, and also includes a control arm in which patients will receive placebo and standard of care treatment (a combination of pegylated interferon and ribavirin for 24 weeks). Each INX-189 combination treatment cohort in the trial will include 25 patients, and the control arm will include 15 patients.

Patients in the INX-189 containing treatment arms that achieve an extended rapid viral response, or eRVR, defined as having HCV RNA below the level of detection after 28 days and 12 weeks of dosing, will stop all therapy after 12 weeks. Those patients who do not achieve an eRVR will continue receiving pegylated interferon and ribavirin for 12 additional weeks.

The Company also announced the initiation of an additional clinical trial of INX-189 designed to evaluate higher doses of INX-189 administered as monotherapy or in combination with ribavirin for seven days. The first cohort in this expanded Phase lb trial will receive 200 mg INX-189 once daily as monotherapy. Other planned cohorts include 100 mg INX-189 twice daily as monotherapy, 100 mg INX-189 once daily in combination with ribavirin, and possibly higher monotherapy doses of INX-189. Each treatment cohort in the trial will include 10 patients, eight of which will receive INX-189 and two of which will receive placebo.

19. Months prior, on May 9, 2011, Inhibitex reported more of this same positivity in its developmental processes:

Staphylococcus aureus Investigational Vaccine Elicits a Positive Immune

Response in Phase 1 Study

ATLANTA, Georgia – May 9, 2011 – Inhibitex, Inc. (Nasdaq: INHX), announced today that Pfizer Inc. presented safety and immunogenicity data from a Phase 1 double-blind randomized placebo controlled study in 408 healthy volunteers of a novel three antigen Staphylococcus aureus investigational vaccine (SA3Ag) at the 21st European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) and 27th International Congress of Chemotherapy (ICC) in Milan, Italy (ECCMID/ICC). The vaccine candidate is comprised of S. aureus capsular polysaccharide serotypes 5 and 8 conjugated to CRM197 and the recombinant surface-expressed MSCRAMM protein, clumping factor A. In the Phase 1 study, the vaccine elicited a positive immune response to each of the three components. Pfizer has worldwide exclusive rights to the Company’s MSCRAMM protein platform for the development of staphylococcal vaccines.

“We are very encouraged with the initial safety and immunogenicity profile of SA3Ag in this Phase 1 trial,” stated Dr. Joseph Patti, Senior Vice President and Chief Scientific Officer of Inhibitex, Inc. “We are pleased with the clinical progress of the staph vaccine program by our partner Pfizer and look forward to its continued development.”

20. All indications are that there is no limit in sight for Inhibitex’s growth potential. It is for that reason that the CEO of Bristol-Meyers admitted in commenting on the takeover of Bristol-Meyers by Inhibitex that “[t]he acquisition of Inhibitex builds on Bristol-Myers Squibb’s long history of discovering, developing and delivering innovative new medicines in virology and enriches our portfolio of investigational medicines for hepatitis C.… There is significant unmet medical need in hepatitis C. This acquisition represents an important investment in the long-term growth of the company.” This attempt to takeover Inhibitex by Bristol-Myers is, however, fundamentally unfair to Inhibitex’s shareholders who will forever lose their valuable equity through an unfair process.

The Takeover of Inhibitex by Bristol-Myers Is the Product of a Process that Is Fundamentally

Unfair to Inhibitex’s Shareholders

21. On or about January 9, 2012, Defendants issued the following release regarding the Takeover of Inhibitex by Bristol-Myers:

Bristol-Myers Squibb to Acquire Inhibitex

•	Strategic Acquisition Supports Long-Term Growth Potential of the Company

•	Builds on Company’s Strong Legacy and Commitment in Virology

•	Enhances Company’s Broad HCV Portfolio with Addition of INX-189, a potent NS5B Nucleotide

(NEW YORK & PRINCETON, NJ and ATLANTA, GA, January 7, 2012) - Bristol-Myers Squibb Company (NYSE: BMY) and Inhibitex, Inc. (Nasdaq: INHX) announced today that the companies have signed a definitive agreement under which Bristol-Myers Squibb will acquire Inhibitex for $26.00 per share in cash pursuant to a cash tender offer and second step merger. The transaction, with an aggregate purchase price of approximately $2.5 billion, has been approved by the boards of directors of both companies. The board of directors of Inhibitex has agreed to recommend that Inhibitex’s shareholders tender their shares in the tender offer. In addition, shareholders with beneficial ownership of approximately 17% of Inhibitex’s common stock have entered into agreements with Bristol-Myers Squibb to support the transaction and to tender their shares in the tender offer.

Inhibitex is a clinical-stage biopharmaceutical company dedicated to the development of innovative products that can treat or prevent serious infections, whose primary focus is on the development of nucleotide/nucleoside analogs for the treatment of hepatitis C virus (HCV). Its lead HCV asset is INX-189, an oral nucleotide polymerase (NS5B) inhibitor in Phase II development that has exhibited potent antiviral activity, a high barrier to resistance and pan-genotypic coverage. Nucleotides/nucleosides are emerging as an important class of antivirals that may play a critical role as the backbone of future direct-acting antiviral-only combination approaches to HCV treatment.

“The acquisition of Inhibitex builds on Bristol-Myers Squibb’s long history of discovering, developing and delivering innovative new medicines in virology and enriches our portfolio of investigational medicines for hepatitis C,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “There is significant unmet medical need in hepatitis C. This acquisition represents an important investment in the long-term growth of the company.”

“This transaction puts INX-189 and the Company’s other infectious disease assets in the hands of an organization that can more optimally develop them and which believes as strongly as we do in INX-189’s potential in the treatment of chronic HCV,” said Russell Plumb, President and Chief Executive Officer of Inhibitex. “Bristol-Myers Squibb’s expertise in antiviral drug development, and its existing complementary portfolio, will assure that the potential of INX-189 is realized as part of future oral combination therapies for millions of patients in need around the world.”

“Bristol-Myers Squibb continues to drive advances in the field of hepatitis C research and development through internal development and selective partnerships,” said Elliott Sigal, M.D., Ph.D., executive vice president, chief scientific officer and president, R&D, Bristol-Myers Squibb. “The addition of Inhibitex’s nucleotide polymerase inhibitor to our own promising portfolio, which includes other direct-acting antivirals, brings additional options to develop all-oral regimens with better cure rates, shorter duration of therapy and lower toxicity than the current standard of care.”

The transaction is expected to be dilutive to earnings for Bristol-Myers Squibb through 2016, with an expected impact on earnings per share of approximately $0.04 in 2012 and approximately $0.05 in 2013.

Under the terms of the definitive agreement, Bristol-Myers Squibb will commence a cash tender offer to purchase all of the outstanding shares of Inhibitex’s common stock for $26.00 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Inhibitex’s outstanding shares of common stock (on a fully diluted basis) and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $26.00 per share in cash. The merger agreement contains a provision under which Inhibitex has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

22. The Takeover is the product of a fundamentally unfair process designed to benefit Bristol-Myers and Company insiders to the detriment of the Company’s shareholders.

23. For instance, the Merger Agreement signed by the Defendants is designed to suppress the value shareholders could gain through a fair process. First, the Merger Agreement contains a termination fee of over $75 million. Second, the Merger Agreement contains a no solicitation provision barring the Company from seeking a superior proposal. Third, in the event a topping bidder were to emerge, the Merger Agreement contains valuable, real-time oral and in-writing information and matching rights for Bristol-Myers and a prohibition on certain types of information about the Company the topping bidder could receive. Fourth, the Merger Agreement contains a provision not only requiring the Board to reaffirm its support of the Takeover upon demand by Bristol-Myers within two days, but to also recommend against another proposal if one were to emerge. Fifth, the Merger Agreement provides a hair trigger penalty for the termination fee merely if the Company’s “Subsidiaries or Representatives takes any action which, if taken by the Company, would constitute a breach” of the Merger Agreement. Sixth, the Merger Agreement provides a vague definition of Superior Proposals, requiring a topping bid to be “not less likely to be consummated in accordance with its terms when compared to the transactions contemplated” by the Merger Agreement. In sum, the collective, layering effect of the Merger Agreement creates a preclusive context in which topping bids (and thus, maximum shareholder equity) are thwarted.

24. Incredibly, Bristol-Myers acknowledges the value it will reap to the detriment of Inhibitex’s shareholders, as Bristol-Myers’ CEO wrote in a document recently filed with the SEC:

Today we announced our plan to acquire Inhibitex, Inc., a clinical-stage biopharmaceutical company in Alpharetta, Georgia, that develops innovative products to treat or prevent serious infections. Inhibitex’s primary focus has been on the development of a new class of anti-viral treatments called nucleotide or nucleoside analogs, for the treatment of hepatitis C virus (HCV), like its lead compound known as INX-189.

This acquisition is important because here at Bristol-Myers Squibb we have a long history of leadership in virology where we have strong capabilities on both the clinical as well as commercial fronts. We are deeply committed to developing regimens for the treatment of HCV with better cure rates, shorter duration of therapy and lower toxicity. We have been executing a multi-pronged approach to explore various treatment options both within our own pipeline and through collaborations with others in the industry.

There is significant unmet need in HCV, a market with considerable commercial potential. Nearly 175 million people are chronically infected with HCV globally, with about four million in the U.S., five to 10 million in Europe, and 60 million in Asia. Only about 20 percent of infected people are currently diagnosed, and treatment rates today are less than 10 percent. We believe that with the arrival of new regimens of shorter duration that deliver cure with better safety and tolerability, it is likely that the numbers of patients diagnosed and treated will increase significantly over time leading to a sustainable long-term market for HCV therapies globally.

Recent scientific advances have shown that an all-oral regimen for the treatment of HCV is possible, and that nucleotide NS5B inhibitors — like INX-189 — may have important attributes that will be useful in creating optimal all-oral regimens especially when combined with our NS5A inhibitor, daclatasvir. So, the addition of INX-189 is highly complementary to our own vibrant pipeline.

This transaction is a natural evolution of our strategy, a reiteration of our commitment to finding treatments for serious diseases with significant unmet medical need, and has the potential to support long-term growth for the company.

25. In light of the patently unfair process by which the Board entered into the merger, it is evident that in entering into the Takeover, the Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and candor, and have aided and abetted such breaches by the Board.

26. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class in a willful, reckless, and wanton manner, and will consummate the Takeover all to their irreparable harm. Plaintiff and the Class have no adequate remedy at law.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

28. In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of Inhibitex, are obligated under applicable law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

29. Defendants are also obliged to honor their duty of candor to Inhibitex shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote their shares.

30. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Takeover, the burden of proving the inherent or entire fairness of the Takeover, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Inhibitex stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

32. This action is properly maintainable as a class action under § O.C.G.A. §9-11-23.

33. The Class is so numerous that joinder of all members is impracticable.

34. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, candor, or due care with respect to Plaintiff and the other members of the Class in connection with the Takeover;

(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Takeover;

(c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Takeover, including the duties of good faith, diligence, honesty, and fair dealing;

(d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(e) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(f) whether Inhibitex is aiding and abetting the wrongful acts of the Individual Defendants.

35. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

36. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

37. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

38. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

39. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CAUSES OF ACTION

COUNT I

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

40. Plaintiff repeats and realleges each allegation set forth herein.

41. Defendants have knowingly and recklessly, and in bad faith, violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Inhibitex and have acted to put the interests of Bristol-Myers, among others, ahead of the interests of Inhibitex shareholders.

42. By the acts, transactions, and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly, and in bad faith, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Inhibitex.

43. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Inhibitex because, among other reasons, they failed to:

(a) fully inform themselves of the market value of Inhibitex before entering into the Merger Agreement for the Takeover;

(b) act in the best interests of the public shareholders of Inhibitex common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Takeover; and

(e) act in accordance with their fundamental duties of good faith, due care, and loyalty.

44. By reason of the foregoing acts, practices, and course of conduct, Defendants have knowingly or recklessly, and in bad faith, failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

45. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Takeover which will irreparably harm the Class by excluding them from the maximized value to which they are entitled.

46. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company.

47. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

48. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiffs counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT II

Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty

(Against Defendant Inhibitex)

49. Plaintiff repeats and realleges each allegation set forth herein.

50. Defendant Inhibitex is sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Inhibitex.

51. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the Inhibitex shareholders by failing to:

(a) fully inform themselves of the market value of Inhibitex before entering into the Agreement;

(b) act in the best interests of the public shareholders of Inhibitex common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Takeover; and

(e) act in accordance with their fundamental duties of good faith, due care and loyalty.

52. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Defendant Inhibitex, which, therefore, aided and abetted such breaches via entering into the Merger Agreement with Bristol-Myers.

53. Defendant Inhibitex had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Inhibitex shareholders.

54. Defendant Inhibitex rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Inhibitex shareholders.

55. As a result of Defendant Inhibitex’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

56. As a result of the unlawful actions of Defendant Inhibitex, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Inhibitex’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendant Inhibitex is enjoined by this Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class and will continue to aid and abet a process that inhibits the maximization of shareholder value.

57. Plaintiff and the other members of the Class have no adequate remedy at law.

58. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendant Inhibitex. Plaintiffs counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

JURY TRIAL DEMAND

Plaintiff hereby demands trial by jury on all issues so triable.

NOTICE OF APPLICATION OF DELAWARE LAW

Because Inhibitex is a Delaware company, Plaintiff hereby gives notice under OCGA § 9-11-43(c) that Plaintiff will seek the application of Delaware substantive law to this case.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

C. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from finalizing and consummating the tender offer and Takeover, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Inhibitex’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E. Rescinding, to the extent already implemented, the Merger Agreement, the tender offer, or any of the terms thereof;

F. Implementation of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATE: January 12, 2012	ROBBINS GELLER RUDMAN & DOWD LLP JOHN C. HERMAN (Georgia Bar No. 348370) PETER M. JONES (Georgia Bar No. 402620)

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